EXHIBIT NO. 99-A

KAMINE/BESICORP CARTHAGE L.P.

Financial Statements

December 31, 1996 and 1995

(With Independent Auditors' Report Thereon)

Independent Auditors' Report

The Partners
Kamine/Besicorp Carthage L.P.:

We have audited the accompanying balance sheets of Kamine/Besicorp Carthage L.P. as of December 31, 1996 and 1995, and the related statements of operations, partners' deficiency, and cash flows for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the general partners. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kamine/Besicorp Carthage L.P. as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.

February 21, 1997

                         KAMINE/BESICORP CARTHAGE L.P.
                                 Balance Sheets
                           December 31, 1996 and 1995


                           Assets                                  1996         1995


Current assets:
 Cash                                                          $ 1,482,802    1,116,392
 Cash held in escrow                                               421,919      271,021
 Accounts receivable                                             2,235,457    2,479,972
 Other receivables                                                 897,888      165,669
 Prepaid expenses and other current assets                         487,299      435,038
 Current portion of loans receivable from affiliate (note 8)       126,042      111,243
                                                                ----------   ----------
     Total current assets                                        5,651,407    4,579,335
                                                                ----------   ----------
Facility under capital lease (note 4)                           52,706,409   52,706,409
 Less accumulated amortization                                   4,287,724    2,182,564
                                                                ----------   ----------
     Facility under capital lease, net                          48,418,685   50,523,845
                                                                ----------   ----------
Other assets:
 Cash held in escrow                                             2,000,000    1,000,000
 Loans receivable from affiliate (note 8)                        2,325,875    2,451,917
                                                                ----------   ----------
 Deferred organization and start-up costs, less accumulated
  amortization of $245,772 and $204,832 at December 31, 1996
  and 1995, respectively                                                --       40,940
                                                                ----------   ----------
     Total other assets                                          4,325,875    3,492,857
                                                                ----------   ----------
     Total assets                                              $58,395,967   58,596,037
                                                                ----------   ----------
                                                                ----------   ----------
            Liabilities and Partners' Deficiency
Current liabilities:
 Current installments of long-term debt (note 5)                   207,679      200,738
 Accounts payable                                                1,891,974    1,628,016
 Amounts due to related parties (notes 2 and 8)                  1,574,815    1,151,129
 Accrued expenses and other current liabilities                      3,635       14,838
 Obligations under capital lease - current (note 4)              1,342,299    1,166,276
                                                                ----------   ----------
     Total current liabilities                                   5,020,402    4,160,997

Long-term debt, excluding current installments (note 5)          3,239,264    3,446,943
Obligations under capital lease (note 4)                        49,221,475   50,563,774
Deferred gain on sale of Facility (note 3)                       1,081,589    1,128,615
                                                                ----------   ----------
     Total liabilities                                          58,562,730   59,300,329
                                                                ----------   ----------
Partners' deficiency (note 2):
 General partners                                                  (82,842)    (376,567)
 Limited partners                                                  (83,921)    (327,725)
                                                                ----------   ----------
     Total partners' deficiency                                   (166,763)    (704,292)

Commitments and contingencies (notes 4, 5, 6 and 7)             ----------   ----------
     Total liabilities and partners' deficiency                $58,395,967   58,596,037
                                                                ----------   ----------
                                                                ----------   ----------
See accompanying notes to financial statements.


                         KAMINE/BESICORP CARTHAGE L.P.
                            Statements of Operations
                  Years ended December 31, 1996, 1995 and 1994


                                                      1996         1995           1994


Revenues (note 7)                                 $28,883,434   26,556,893     33,037,045
                                                   ----------   ----------     ----------
 Operating expenses:
    Depreciation                                           --           --      2,698,705
    Amortization of asset under capital lease       2,105,160    2,124,381         58,183
    Fuel (note 1)                                   9,757,592    9,766,448     13,480,237
    Operations and maintenance (note 7)             1,585,643    1,567,170      1,799,896
    Overhaul (note 7)                                 366,599      466,520        630,360
    Administrative fee (notes 2 and 8)                328,843      318,278        307,448
    Insurance                                         331,208      318,654        295,262
    Amortization of organization costs (note 1)        40,940       49,154         49,155
    Amortization of financing costs (note 1)               --           --        139,655
    Utilities                                         284,129      284,937         97,031
    Property taxes                                    262,206      238,666        197,972
    Other                                             220,588      267,996        242,341
                                                   ----------   ----------     ----------
     Total operating expenses                      15,282,908   15,402,204     19,996,245
                                                   ----------   ----------     ----------
     Income from operations                        13,600,526   11,154,689     13,040,800
                                                   ----------   ----------     ----------
Other income (expense):
 Interest expense                                  (6,862,909)  (7,074,297)    (5,982,152)
 Contract rights (note 8)                          (1,093,354)  (1,091,540)    (1,097,274)
 Cash flow fees (note 8)                             (447,057)    (251,464)       (74,552)
 Interest income                                      366,270      334,355         43,219
 Gain on sale of Facility (note 3)                     47,026       47,028          1,288
 Other expenses                                       (44,022)     (56,138)       (23,034)
                                                   ----------   ----------     ----------
     Total other expense                           (8,034,046)  (8,092,056)    (7,132,505)
                                                   ----------   ----------     ----------
     Income before extraordinary item               5,566,480    3,062,633      5,908,295

Extraordinary item (note 1)                                --           --     (1,702,582)
                                                   ----------   ----------     ----------
     Net income                                   $ 5,566,480    3,062,633      4,205,713
                                                   ----------   ----------     ----------
                                                   ----------   ----------     ----------
See accompanying notes to financial statements.


                         KAMINE/BESICORP CARTHAGE L.P.
                       Statements of Partners' Deficiency
                  Years ended December 31, 1996, 1995 and 1994


                                                    General      Limited         Total
                                                    partners     partners


Partners' deficiency at December 31, 1993         $(1,328,456)    (240,227)    (1,568,683)
Partners' distributions (note 2)                     (846,241)  (2,649,999)    (3,496,240)
Net income (note 2)                                 1,449,856    2,755,857      4,205,713
                                                   ----------   ----------     ----------

Partners' deficiency at December 31, 1994            (724,841)    (134,369)      (859,210)


Partners' distributions (note 2)                   (1,538,926)  (1,368,789)    (2,907,715)
Partnership restructuring (note 2)                    276,255     (276,255)            --
Net income (note 2)                                 1,610,945    1,451,688      3,062,633
                                                   ----------   ----------     ----------

Partners' deficiency at December 31, 1995            (376,567)    (327,725)      (704,292)

Partners' distributions (note 2)                   (2,634,243)  (2,394,708)    (5,028,951)
Net income (note 2)                                 2,927,968    2,638,512      5,566,480
                                                   ----------   ----------     ----------
Partners' deficiency at December 31, 1996         $   (82,842)     (83,921)      (166,763)
                                                   ----------   ----------     ----------
                                                   ----------   ----------     ----------
See accompanying notes to financial statements.


                         KAMINE/BESICORP CARTHAGE L.P.
                            Statements of Cash Flows
                  Years ended December 31, 1996, 1995 and 1994

                                                               1996        1995           1994

Cash flows from operating activities:
 Net income                                                $ 5,566,480   3,062,633       4,205,713
 Adjustments to reconcile net income to net cash
  provided by operating activities:
     Depreciation                                                   --          --       2,698,705
     Amortization of Facility under capital lease            2,105,160   2,124,381          58,183
     Amortization of deferred financing costs and               40,940      49,154       1,891,392
      deferred organization and start-up costs
      (including write-off of balance of deferred
      financing costs)
     Amortization of deferred gain                             (47,026)    (47,028)         (1,288)
     Changes in operating assets and liabilities:
        (Increase) decrease in escrow accounts              (1,150,898) (1,228,665)        463,399
        (Increase) decrease in receivables                    (487,704)    (62,475)      1,050,014
        (Increase) decrease in prepaid expenses and            (52,261)    364,012        (397,176)
        other current assets
        Decrease in other assets                                    --          --         157,500
        Increase (decrease) in accounts payable                263,958    (307,686)       (360,456)
        Increase (decrease) in due to related parties          423,686     (62,397)         92,191
        (Decrease) increase in accrued expenses and            (11,203)     13,189        (403,761)
        other current liabilities
        Decrease in deferred revenue                                --          --      (3,200,498)
        Increase in accrued interest under capital lease            --          --         183,946
        Increase in deferred gain on sale of Facility               --          --       1,176,931
                                                            ----------  ----------     -----------
     Net cash provided by operating activities               6,651,132   3,905,118       7,614,795
                                                            ----------  ----------     -----------
Cash flows from investing activities:
 Proceeds from sale of Facility, net                                --          --      51,544,936
 Deferred gain on sale of Facility                                  --          --      (1,176,931)
                                                            ----------  ----------     -----------
     Net cash provided by investing activities                      --          --      50,368,005
                                                            ----------  ----------     -----------
Cash flows from financing activities:
 Payments on capital lease obligation                       (1,166,276) (1,160,305)             --
 Payments on permanent financing                                    --          --      (5,083,336)
 Repayment of permanent financing                                   --          --     (48,884,838)
 Proceeds from long-term debt                                       --     101,812       3,892,250
 Payments on long-term debt                                   (200,738)   (148,880)             --
 Payments on note payable to bank, net                              --    (197,501)       (350,000)
 Decrease (increase) in loans receivable from affiliate        111,243      74,813)     (2,637,973)
 Partners' distributions                                    (5,028,951) (2,907,715)     (3,496,240)
                                                            ----------  ----------     -----------
     Net cash used in financing activities                  (6,284,722) (4,237,776)    (56,560,137)
                                                            ----------  ----------     -----------
     Net increase (decrease) in cash                           366,410    (332,658)      1,422,663
Cash at beginning of year                                    1,116,392   1,449,050          26,387
                                                            ----------  ----------     -----------
Cash at end of year                                        $ 1,482,802   1,116,392       1,449,050
                                                            ----------  ----------     -----------
                                                            ----------  ----------     -----------
Supplemental disclosure of cash flow information - cash
 paid during the year for interest                         $ 6,894,397   7,275,471       5,787,192
                                                            ----------  ----------     -----------
                                                            ----------  ----------     -----------
Noncash investing and financing activities:
 Capital lease                                             $        --          --      53,150,000
                                                            ----------  ----------     -----------
                                                            ----------  ----------     -----------
 Capital lease repricing adjustment (note 4)               $        --     443,591              --
                                                            ----------  ----------     -----------
                                                            ----------  ----------     -----------
See accompanying notes to financial statements.


KAMINE/BESICORP CARTHAGE L.P.

Notes to Financial Statements

December 31, 1996 and 1995



(1)   Organization and Summary of Significant Accounting Policies

      Organization

      Kamine/Besicorp Carthage L.P. (the Partnership) is a Delaware limited partnership formed on February 27, 1989. The Partnership was organized for the purpose of constructing, owning and operating a 59-megawatt cogeneration facility (the Facility or the Project) on the premises of James River II, Inc. (James River) in Carthage, New York. The Facility is operated as a PURPA qualifying cogeneration facility using natural gas as the primary source of energy.

      The general partners of the Partnership are Kamine Carthage Cogen Co., Inc. (KCCCI) and Beta Carthage Inc. (a subsidiary of Besicorp Group Inc. (Besicorp)), each of which retains a 42.5% interest in the Partnership. Ansaldo North America Inc. (Ansaldo) was a limited partner with a 15% interest and was the construction contractor. On July 8, 1994, affiliates of the general partners, Kamine Development Corp. (KDC) and Beta C&S Limited, each acquired 50% of the Ansaldo limited partner interest. On May 3, 1995, KCCCI restructured its 42.5% general partner interest in the Project to a 32.4% limited partner interest and a 10.1% general partner interest. KDC and KCCCI assigned the economic rights of their limited partner interests to a trust, with Chemical Bank as trustee, on May 3, 1995.

      The Facility began commercial operations on November 1, 1991. Substantially all revenues from the Facility are generated by selling power to one customer, Niagara Mohawk Power Corporation (NIMO). Sales to NIMO approximated 96%, 99% and 94% of total revenues in 1996, 1995 and 1994, respectively.

      The Partnership conveyed ownership of the Facility to the Jefferson County Industrial Development Agency (IDA). The tax-exempt status of the IDA exempts the Project from property taxes during IDA ownership. Payments in lieu of real property taxes are made to the IDA and payments for special assessments are made to Jefferson County under agreements dated June 1, 1991. The IDA has appointed the Partnership as its agent and was to convey the Facility to the Partnership in accordance with an installment sale agreement.

      The Partnership's interest in the Facility was sold to General Electric Capital Corporation (GECC) on December 22, 1994 and leased back by the Partnership. GECC entered into a Trust Agreement with Manufacturers and Traders Trust Company (M&T) as of December 9, 1994 to engage M&T as Owner Trustee. In connection with the sale of the Partnership's interest in the Facility, the installment sale agreement was assigned to M&T.

(1),  Continued

      Summary of Significant Accounting Policies

      Plant and Equipment

      Prior to the sale of the Partnership's interest in the Facility, plant and equipment was stated at cost, less accumulated depreciation. Maintenance and repairs which did not enhance the value or increase the basic productive capacity of the asset were charged to operations as incurred. Depreciation of assets was computed on a straight-line method over their useful lives of 20 years, commencing on the date the Facility was placed into service.

      Effective November 5, 1994, the Partnership extended the estimated useful life of the Facility to 35 years as a result of the amended and restated Power Purchase Agreement (PPA) (see note 7). The effect of this change in estimate was immaterial to the 1994 statement of operations.

      At the sale date, the Facility's net book value of $50,368,005 was recorded as a cost of the sale.

      Amortization of Capital Lease

      Amortization of the Facility under capital lease is computed using the straight-line method over the lease term.

      Deferred Financing Costs

      The deferred financing costs were being amortized on a straight-line basis over the life of the permanent financing, which was 15 years commencing on the date the Facility was placed into service. Amortization charged to operations for the year ended December 31, 1994 was $139,655.

      On the date of sale of the Facility to GECC, the term loans were repaid and the unamortized deferred financing costs of $1,702,582 were expensed and recorded as an extraordinary item in connection with the early retirement of debt.

      Deferred Organization and Start-up Costs

      The deferred organization and start-up costs were amortized on a straight-line basis over a 60-month period commencing on the date the Facility was placed in service. Amortization charged to operations for the years ended December 31, 1996, 1995 and 1994 was $40,940, $49,154 and $49,155, respectively.

      Revenue Recognition

      Revenues are recognized as earned.

(1),  Continued

      Gain on Sale

      The gain from the sale of the Facility has been deferred and is being recognized on a straight-line basis over the lease term.

      Income Taxes

      Income taxes have not been provided, since the Partnership is not a taxable entity. The partners report their respective share of the Partnership's taxable income or loss on their respective income tax returns.

      Fuel Sales

      Sales of fuel and transportation associated with excess natural gas pipeline capacity purchased by the Partnership to support peak fuel requirements have been treated as a reduction to fuel expense. Total sales related to disposition of such excess capacity in 1996, 1995 and 1994 totaled $4,651,362, $1,849,286 and $1,849,908, respectively.

      Escrow Accounts

      An escrow arrangement has been established for receipt of all revenues and payment of all obligations of the Partnership. The security agent is Summit Bank (Summit), formerly United Jersey Bank. Amounts in the collection account, which represent general funds, are classified as cash on the balance sheets. Funds in other accounts, which are set aside for specific purposes, are classified as escrow accounts. The escrow accounts' balance at December 31, 1996 and 1995 consists of a current account principally for payment of taxes and insurance, and a long-term escrow reserve for lease payments.

      Financial Instruments

      Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the fair value of certain financial instruments. The carrying amounts of accounts receivable, accounts payable and accrued liabilities approximate fair value due to the short-term maturity of such instruments. Management believes the carrying amounts of loans receivable and long-term debt approximate fair value based on rates that would be offered by the Partnership for issuance of loans and rates that would be offered to the Partnership for debt, with similar maturities and characteristics.

      Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

      The Partnership adopted the provisions of SFAS No. 121,
"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," as of January 1, 1996. The Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairments whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held

(1),  Continued

      and used is measured by a comparison of the carrying amount of the assets to the future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less the cost to sell. Adoption of this Statement did not have an impact on the Partnership financial position or results of operations.

      Use of Estimates

      In conformity with generally accepted accounting principles, management of the Partnership has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities in preparing the accompanying financial statements. Actual results could differ from those estimates.

      Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.

      Risks and Uncertainties

      The Partnership is principally engaged in a single line of business, the production and sale of electric power to one customer, NIMO.

      The regulated investor-owned utility industry is presently subject to considerable market pressures and changes in the Federal and state regulatory environment in which it operates. These pressures are resulting in industry consolidation and pressure to disaggregate electric generation, transmission and distribution assets and to adjust cost structures to meet market conditions. The utility to which the Partnership sells its power, NIMO, made a filing on October 10, 1995 to the Public Service Commission of the State of New York setting forth numerous restructuring proposals, including a significant reduction in the price for power purchased from independent power producers currently under contract with NIMO. The Partnership expects many of NIMO's proposals to be strongly contested including the significant reduction in the price for power. NIMO has also stated in such filing that its financial viability is threatened. In early 1996, NIMO suspended payment of dividends on its common stock. On August 1, 1996, NIMO proposed to buy out 44 independent power contracts in exchange for a combination of cash and securities. The PPA of the Partnership is included among these contracts. Discussions between NIMO and the holders of the power contracts are continuing. The outcome of the industry trends, regulatory changes, the NIMO filing and NIMO's financial viability cannot presently be determined.

Reclassification

      Certain items in the 1995 and 1994 financial statements have been reclassified to conform with the 1996 presentation.



(2)   Allocation of Income, Losses and Cash Distributions

      A separate capital account has been established and maintained for each partner. Each such account is (a) increased by the amount of such partner's capital contributions, any profits and items of income and gain allocated to such partner, any increase in such partner's share of the liabilities of the Partnership and the amount of partnership liabilities assumed by the partner; and (b) decreased by the amount of cash and the fair market value of any partnership assets distributed to such partner, the amount of losses allocated to such partner, any decrease in such partner's share of liabilities of the Partnership and the amount of any partner liabilities assumed by the

Partnership (subject to certain provisions).

      In accordance with the Amended and Restated Partnership Agreement, a special allocation was made in 1994 to the new limited partners, KDC and Beta C&S Limited. Each limited partner received a priority distribution of $1,250,000 from proceeds of the sale of the Facility.

      Profits and losses for any calendar year or portion of such year are allocated among the partners in proportion to their percentage ownership interests, except that, to the extent any allocation of losses would reduce any limited partner's adjusted capital account balance, as defined and agreed by the partners, below zero, such portion of losses shall be specially allocated to the general partners in equal shares and, in turn, any subsequent profits shall be allocated so as to reverse the effect of such special allocation of losses.

      The partners' accounts were restructured in 1995 to reflect KCCCI's change in its general partner interest from 42.5% to 10.1% in exchange for a 32.4% limited partner interest. The net effect of this change is a $276,255 decrease in the general partners' deficiency account balance and a similar increase in the limited partners' deficiency account balance.

      Net cash flow, as defined, for each calendar quarter is distributed to the partners in accordance with their percentage ownership interests. In addition, amounts required for payment of New York State franchise taxes by the partners, based upon a .769% (.75% plus 2.5% surcharge thereon) rate of each partner's pro rata share of partnership revenues pursuant to Article 9, Section 186 of the New York State Tax Code, are distributed to the partners when tax payments are due. All partners' distributions in 1996, 1995 and 1994 were for payment of such taxes as well as net cash flow distributions. Partners' distributions in 1994 also included the priority distribution from the sale of the Partnership's interest in the Facility.

      The partners have a deficiency in their partners' capital account balance as a result of distributions over their proportionate share of net income. Management anticipates that the deficiencies in the partners' capital account balance will reverse in subsequent years.

(2),  Continued

      In addition to their respective shares of the partnership cash flow, the general partners and/or their affiliates receive an administrative fee of $300,000 per annum (escalated for changes in the Employment Cost Index), contractual rights to cash flow development fees, and certain other project management cost reimbursements under various contractual agreements.

(3)   Sale of Facility

      The Facility was sold on December 22, 1994 to GECC for $53,150,000. Proceeds from the sale were used to repay the outstanding loans, pay a fee to GECC and partially fund transaction costs. A gain on sale of $1,176,931 was deferred and is being recognized over the term of the lease. In 1996, 1995 and 1994, $47,026, $47,028 and $1,288, respectively, of the gain was recognized.

(4)   Lease of Facility

      The Partnership entered into a Lease Agreement with M&T on December 22, 1994 to lease the Facility for 25 years with an option to renew for up to three years at a fair market rental value. The lease is recorded as a capital lease. The lease was subject to repricing to account for changes in assumptions and estimated costs related to certain transaction expenses and the construction costs of other equipment.

      On December 20, 1995 (the repricing date), construction of other equipment was completed and all rights, title and interest in such equipment was transferred to M&T. In addition, the rental payments were revised on the repricing date to account for the changes in assumptions and estimated costs. As a result of the change in rental payments, the Facility under capital lease and related lease obligation were decreased by $443,591 on December 20, 1995.

      At December 31, 1996, the future minimum annual lease payments for the capital lease obligation are as follows:


1997                                   $  7,651,542
1998                                      7,651,542
1999                                      7,651,542
2000                                      7,651,542
2001                                      7,651,542
Thereafter                               82,472,907
                                        -----------
                                        120,730,617
Less interest                            70,166,843
                                        -----------
Future minimum annual lease payments   $ 50,563,774
                                        -----------
                                        -----------



(5)   Financing

      On July 9, 1992, the Partnership and GECC executed permanent financing arrangements that were effective as of June 29, 1992. GECC provided term debt with quarterly repayments over a term of 15 years commencing on June 30, 1992 in an initial amount of $44,500,000 at an interest rate of 11.226%.

      GECC also provided additional term debt with repayments over five years in the amount of $17,400,000 at an interest rate of 9.891%.

      Upon the permanent financing closing, GECC, in addition to the commitment to provide the term debt, committed to provide the Project with a working capital facility in a maximum amount of $2,000,000 with a floating interest rate of the prime rate, as defined, plus 2%. GECC also committed to the issuance of letters of credit in an aggregate maximum amount of $6,000,000. This agreement was terminated on the date of the sale of the Facility. On December 22, 1994, the term debt was repaid from the proceeds of the sale of the Facility.

      On December 9, 1994, a Term Loan, a Working Capital and Letter of Credit Financing Agreement was entered into with GECC. It provided for a Tranche A Term Loan for up to $1,750,000 to fund construction for certain alterations to the Facility, which were purchased by GECC. In connection therewith, the Tranche A Term Loan was repaid in December 1995. In addition, a Tranche B Term Loan for up to $4,250,000 was provided ($3,446,943 and $3,647,681 outstanding at December 31, 1996 and 1995, respectively) to fund transaction costs not funded by the sale proceeds and a loan to a related party which will be repaid over 12 years (see note 8). An amendment to the Tranche B Term Loan was entered into on December 20, 1995 which fixed the interest rate at 10.21% effective December 1, 1995. In addition, the Working Capital Commitment of $2,000,000 is available to the Partnership, as well as up to $6,000,000 for letters of credit related to fuel obligations. At December 31, 1996 and 1995, there were no borrowings outstanding under the Working Capital Commitment. At December 31, 1996, the Partnership had open letters of credit of $2,254,350.

      The total amounts of long-term debt due under the Tranche B Term Loan during each of the next five years are as follows:


Year ending December 31:
1997                                $  207,679
1998                                   230,228
1999                                   255,224
2000                                   282,090
2001                                   313,562
                                     ---------
                                     ---------



(5),  Continued

      The Partnership also entered into an Alternate Working Capital Agreement with Summit as of June 29, 1992. Summit provided a $2,000,000 line of credit secured by receivables and inventory of the Project. Summit received an annual facility fee of .50% of the committed facility and received interest at the rate of 1% above its Floating Base Rate (prime) on amounts borrowed. There were no outstanding borrowings at December 31, 1995. This agreement expired as of June 30, 1996.

(6)   Lease of Land

      The Facility is on a parcel of land owned by James River adjacent to its paper mill. The land is leased to the Partnership for a nominal amount. In 1994, the lease was amended to extend the term to 40 years from November 5, 1994. The lease has been assigned to M&T in connection with the sale of the Facility.

(7)   Commitments and Contingencies

      Commitments

      Affiliates of the Partnership entered into a PPA with NIMO dated as of June 5, 1987 with approval by the New York Public Service Commission (the Commission) on September 1, 1987. The PPA was assigned to the Partnership. NIMO agreed to purchase electricity generated by the Facility for a term of 20 years from the date of commercial operation at the higher of $.06 per kilowatt-hour or actual avoided cost, as defined.

      As of May 27, 1992, the Partnership entered into an amendment to the PPA whereby the amount of electricity to be sold was increased from approximately 49 megawatts (original capacity) to 56 megawatts in the summer period and 59 megawatts in the winter period (subject to adjustment based on performance). Revenues for the original capacity continued to be earned based on the higher of $.06 per kilowatt-hour or actual avoided cost, as defined, for the amount of electricity generated. For the additional capacity NIMO was to make payments at $.06 per kilowatt-hour for five years from the date of the amendment, with the difference between $.06 and actual energy-only tariff rates to be accumulated in an adjustment account and recorded as an asset or liability (deferred revenue). After the five-year period, the additional capacity was to be sold to NIMO at statutorily required minimum rates less the amount required to liquidate the adjustment account over the remaining life of the PPA. The adjustment account balance was secured by a lien on the Facility that was subordinate to GECC's security.

(7),  Continued

      An amendment to the PPA was entered into as of January 4, 1994 and became effective on November 5, 1994. The amendment requires NIMO to purchase electricity generated by the Facility for 35 years from November 5, 1994. In addition, the NIMO adjustment account of $5,323,534 at November 5, 1994 was eliminated and was included in 1994 revenues as a result of the amended and restated PPA.

      The Partnership entered into an Energy Services Agreement (ESA) with James River dated as of October 31, 1989 and amended and restated as of October 21, 1994. James River will purchase mill requirements for steam from the Facility according to pricing set forth in the amended and restated ESA for a term of 35 years from November 5, 1994.

      The Partnership entered into a Peak Shaving Agreement with NIMO as of December 9, 1993. Under this agreement, NIMO can take the Partnership's contracted natural gas, subject to defined limitations, for up to 35 days from every November 15 to April 16 of the following year. As compensation, the Partnership receives a fee of 25 cents to 75 cents per decatherm of gas plus the cost of alternate fuel or the cost of the gas. Revenues realized pursuant to this agreement were $327,357. There were no revenues realized pursuant to this agreement in 1995 and 1994.

      The Partnership entered into an Operations and Maintenance Agreement (O&M Agreement) with Stewart & Stevenson Operations, Inc. (the Operator) as of January 31, 1991. The O&M Agreement was amended and restated as of October 21, 1994 to conform with the plan for operations associated with the amended and restated PPA. Under the amended agreement, the Operator will operate and maintain the Facility for a period of 12 years and one successive six-year term, unless 12 months' prior notice is given by the Partnership to the Operator. Compensation will include a fee of (INFORMATION DELETED - SUBJECT OF A CONFIDENTIALITY REQUEST) per year plus (INFORMATION DELETED - SUBJECT OF A CONFIDENTIALITY REQUEST) per Operating Hour, both amounts subject to annual escalation beginning January 1, 1995 based upon changes in the Producer Price Index (PPI). The Operator will also be paid a fee for major facility overhauls at a rate that ranges from (INFORMATION DELETED - SUBJECT OF A CONFIDENTIALITY REQUEST) to (INFORMATION DELETED - SUBJECT OF A CONFIDENTIALITY REQUEST) per Equivalent Operating Hour, as defined. This fee is also subject to annual escalations based upon changes in the PPI. The agreement also provided for the Partnership to pay the Operator a mobilization fee of (INFORMATION DELETED - SUBJECT OF A CONFIDENTIALITY REQUEST) prior to the acceptance date, as defined. The agreement also provides for the Operator to receive a bonus or be obligated to pay a penalty based on a performance factor, as defined. The Partnership will reimburse the Operator for letter of credit fees and insurance premiums based upon evidence by the Operator that such expenses have been paid.

      The Partnership has entered into various contracts for the supply and transportation of natural gas to the Project. Natural gas is being supplied by Renaissance Energy Ltd. (a Canadian corporation) from dedicated reserves. Transportation of natural gas by pipelines is provided by TransCanada Pipelines Limited from Burstall, Saskatchewan, Canada to Grand Island, New York; by Empire State Pipeline Company to Oneida, New York; and by NIMO to the Facility.

(7),  Continued

      The aforementioned agreements have been assigned to M&T in connection with the sale of the Facility.

      In addition, the Facility has the capacity to utilize kerosene as an alternative fuel. The Partnership maintains an open account with Sprague Energy Corporation to purchase such fuel.

      Contingencies

      The Partnership and certain related parties, including the general and limited partners, have been named as defendants in a lawsuit. The plaintiff alleges that on or about October 11, 1988, the plaintiff was awarded the contracts for the construction of the Facility and a separate cogeneration facility located in South Glens Falls, New York. The complaint alleges breach of contract, unjust enrichment, promissory estoppel, and fraud and/or negligent misrepresentation. The plaintiff is seeking $7,446,000 in damages under its causes of action, plus unspecified punitive damages from all parties named in the lawsuit.

      On January 15, 1991 the defendants answered the complaint and denied all the material allegations and asserted various affirmative defenses. On February 28, 1995, the defendants filed a motion for summary judgment dismissing plaintiff's claims. On May 22, 1996, the court dismissed the claim alleging breach of contract. The court declined to issue a summary judgment ruling on the remaining claims. On September 25, 1996, the defendants appealed the court's failure to dismiss the remaining claims. The plaintiff appealed the court dismissal of the claim alleging breach of contract. The Appellate Court has scheduled oral argument on the appeals for March 12, 1997. Management and legal counsel believe that the lawsuit has little or no merit. The ultimate outcome of this litigation cannot currently be determined.

(8)   Related-party Transactions

      Affiliates of the general partners receive an administrative fee for managing the operations of the Partnership. Administrative fees were $328,843, $318,278 and $307,448 in 1996, 1995 and 1994, respectively.

      As of December 9, 1994, the Partnership entered into an interfacility loan agreement with Kamine/Besicorp South Glens Falls L.P. (KBSGF) and Kamine/Besicorp Natural Dam L.P. (KBND). The agreement allows KBSGF and KBND to borrow funds or advance funds to the extent of available cash, as defined in the loan agreement. Such loans to or from either KBSGF or KBND are required when there are insufficient funds available to pay certain current obligations. At December 31, 1996 and 1995, there were no outstanding amounts due to or from KBSGF and KBND.

(8),  Continued

      On December 22, 1994, the Partnership advanced $2,637,973 to Kamine/Besicorp GlenCarthage Partnership. The loan receivable is payable in quarterly installments over 12 years and carried an interest rate based on either the Commercial Paper Rate or the annual yield on ten year U.S. Treasury obligations, as defined, plus 4.5%. The interest rate was fixed on December 1, 1995 at 10.21%, based on the ten-year U.S. Treasury at that time, plus 4.5%.

The Partnership has an agreement with the two developers for additional fees for development work, manage-ment and administrative services. These fees (cash flow fees and contract rights) have been assigned by the developers to Kamine/Besicorp GlenCarthage Partnership in which the developers are partners. This partnership has the right to receive these fees when the Partnership has sufficient funds available in accordance with payment priority, provided that the developers deliver the management and administrative services. The contract rights, as defined, are payable through March 31, 2007. The Partnership has recorded as expense contract rights of $1,093,354, $1,091,540 and $1,097,274 in 1996, 1995 and 1994,
respectively. Cash flow fees are payable over the life of the Project based on 8.5% of cash flows from operations, as defined. Cash flow fees paid to related parties in 1996, 1995 and 1994 were $447,057, $251,464 and $74,552, respectively.